SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



RYANAIR ANNOUNCES PASSENGER GROWTH OF 60% FOR NOVEMBER 2003 AND PASSES OUT BA TO
                       BECOME BRITAIN'S FAVOURITE AIRLINE


Ryanair, Europe's No.1 low fares airline, today (3rd December 03) announced passenger traffic for November 2003 up 60% to 2,001,077, and for the first time overtaking BA's November 03 UK/Europe traffic4 to become Britain's FAVOURITE airline to UK & Europe.

The following are Ryanair's passenger and internet statistics for November 2003.

                       November        November              Rolling 12 months
                         2002           2003                ended 30th Nov. 2003

   Passengers 1        1,249,186      2,001,077                 20,672,999

   Load Factor 2          84%            83%                       82%

   Internet Sales
   Percentage 3           94%            96%                       94%


 1. Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because once a flight has departed a no-show customer is not entitled to change flights or seek a refund.

 2. Represents the number of passengers as a proportion of the number of seats available for passengers.

 3. Represents the number of initial seat sales sold via the Ryanair internet site as a percentage of total initial seat sales. Initial seat sales exclude changed and amended seat sales.

 4. BA's UK/Europe traffic for November 2003 was confirmed today at 1,762,000. A quarter of a Million passengers less than Ryanair carried in the same month.

ENDS.Wednesday, 3rd December 2003

For further information please contact:

Pauline McAlester, Murray Consultants: +353 1 4980300
Paul Fitzsimmons, Ryanair: +353 1 8121228


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  3 December, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director